Vantage Energy Acquisition Corp.

5221 N. O’Connor Boulevard, 11th Floor

Irving, TX 75039

April 3, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director
Office of Natural Resources

Re:	Vantage Energy Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 21, 2017
File No. 333-216129

Ladies and Gentlemen:

Set forth below are the responses of Vantage Energy Acquisition Corp. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 31, 2017, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on March 21, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing through EDGAR Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). For your convenience, we will hand-deliver three full copies of the Amended Registration Statement, as well as three copies of the Amended Registration Statement marked to show all changes made since the initial filing of the Registration Statement.

For the convenience of the Staff, we have reproduced the Staff’s comments in bold, italicized text and have followed each comment with the Company’s response. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified.

Summary, page 1

Corporate Information, page 6

1.	We note your response to comment 6 and the related revisions to your registration statement. Please identify the natural person(s) with voting or investment power over the shares that GFW XI, L.L.C. beneficially owns.

RESPONSE:

The Company has revised the disclosure on pages 7 and 106-107 to identify the natural person(s) with voting or investment power over the shares that GFW XI, L.L.C. beneficially owns.

Securities and Exchange Commission

April 3, 2017

The Offering, page 8

2.	We note that you have added disclosure on page 25 describing a services agreement between your sponsor and VEP pursuant to which your sponsor will pay fees to VEP that you may reimburse. Please disclose the circumstances under which you will reimburse your sponsor for fees that it pays pursuant to this services agreement, and reconcile this contemplated fee reimbursement with your statement on page 104 that you will not pay your sponsor or any of your existing officers or directors “prior to, or for any services they render in order to effectuate, the completion of [y]our initial business combination.” Also, please tell us whether this services agreement is different from the “administrative services agreement” that you will file as Exhibit 10.8 to your registration statement, and, if so, please file it as an exhibit. We note that you describe Exhibit 10.8 in the exhibit index as being between you and your sponsor, and not between your sponsor and VEP.

RESPONSE:

The referenced statement on page 104 that the Company will not pay any “finder’s fee, consulting fee or other compensation prior to, or for any services” describes agreements contained in a letter agreement between the Company and the sponsor and the Company’s directors and officers. That letter agreement is also described on page 110 and page 25 under “Summary—The Offering—Limited payments to insiders”, where it is stated that the Company may make limited reimbursements of “any out-of-pocket expenses related to identifying, investigating and completing an initial business combination.”

Pursuant to the letter agreement, the sponsor will agree not to seek reimbursement from the Company for any fees that it pays to VEP under the services agreement between the sponsor and VEP if such fees would not be reimbursable if the expenses paid by VEP (including, but not limited to, the salaries of VEP’s employees and VEP’s general and administrative expenses) had been incurred directly by the sponsor. Because the Company will only reimburse “out-of-pocket expenses related to identifying, investigating and completing an initial business combination” that the sponsor reimburses VEP, and not any “finder’s fee, consulting fee or other compensation prior to, or for any services” that the sponsor pays to VEP, the two statements are consistent. The Company has revised the disclosure in the Amended Registration Statement on pages 26, 103 and 111 to clarify the limits on reimbursements the Company will make to the sponsor in relation to the sponsor’s services agreement with VEP.

We respectfully advise the Staff that the services agreement between the sponsor and VEP is different from the administrative services agreement that the sponsor will enter into with the Company. Because the Company is not a party to the services agreement with VEP and the sponsor will not be entitled to reimbursement from the Company for any fees paid under the services agreement with VEP that the sponsor would not otherwise be entitled to, we respectfully submit that the services agreement between VEP and the sponsor is not a material agreement of the Company. As a result, the Company has not filed this agreement as an exhibit.

Securities and Exchange Commission

April 3, 2017

Forward Purchase Agreement, page 11

3.	We have reviewed the form of Agreement that you have provided to us supplementally. Please expand your disclosure to address the provisions of Section 7(a)(ii) and (iii) of that Agreement. Clarify the investment objectives of NGP Natural Resources XI, L.P. and how it will determine if the terms of the Business Combination are “reasonably acceptable.”

RESPONSE:

The Company has revised the disclosure on pages 11, 72 and 109 to clarify the investment objectives of NGP Natural Resources XI, L.P. and how the Company believes NGP Natural Resources XI, L.P. will determine if the Business Combination (including the target assets or business, and the terms of the Business Combination) is “reasonably acceptable.”

* * * *

Securities and Exchange Commission

April 3, 2017

Please direct any questions or comments regarding this correspondence to our counsel, Ramey Layne of Vinson & Elkins L.L.P., at (713) 758-2222.

Sincerely,

Vantage Energy Acquisition Corp.

/s/ Jeffrey A. Zlotky
Name: Jeffrey A. Zlotky
Title: Secretary

Enclosures

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.
Jennifer A. Bensch, Weil, Gotshal & Manges LLP